FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWSRELEASE

CURRENT TECHNOLOGY WEB SITE GOES LIVE

VANCOUVER, British Columbia, March 24, 2005 -- Current Technology Corporation (the "Company") (OTC Bulletin Board: CRTCF-L)has launched its new website at www.current-technology.com. The web site provides extensive information on the two separate and distinct products emanating from the Company's proprietary TrichoGenesis platform that offer help for those concerned with their hair: CosmeticTrichoGenesis (CTG) and ElectroTrichoGenesis (ETG).

Featured on the site is the CTG Mark 5, which is used in the United States for CosmeticTrichoGenesis sessions. The Mark 5 is an ergonomic chair attached to a semi-spherical hood whose electrodes generate low frequency, low-intensity electrostatic pulses to predetermined current levels and wave characteristics. The CTG Mark 5 is marketed to improve the appearance of thinning hair.

According to Peter Laitmon, Director of Sales and Marketing for Current Technology for the U.S., "The posting of our site will mark the beginning of an intensive media relations campaign. We are poised to educate consumers, and expand distribution to spas and salons."

Robert Kramer, president and CEO of Current Technology added, "We are in the process of expanding our efforts to make the TrichoGenesis technology available worldwide. We now can educate U.S. consumers and cosmetic professionals about CosmeticTrichoGenesis, as well as introduce our technology to those in other parts of the world."

For further information, please contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

rkramer@current-technology.com

MEDIA:

Rob Wyse

            (216) 577–1184

rob@mediafirstpr.com

ON BEHALF OF THE BOARD

“Robert Kramer”

Robert Kramer, Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: March 24, 2005